FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 27, 2004

Equant N.V.
(Translation of registrant's name into English)

Heathrowstraat 10
1043 CH Amsterdam, The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]          Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]          No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Amsterdam, December 23, 2004 - Equant announces today that Mr. Daniel Caclin has resigned as CEO of Equant and member of its management board.

The Supervisory Board, at the recommendation of a special nominating committee, will propose to Equant’s shareholders that they appoint Charles Dehelly as member of Equant’s management board and chief executive officer of the company.

Barbara Dalibard, Chairman of Supervisory Board, said:
“Daniel has completed his mission of integration of Equant business structures and helped build the company’s value added services portfolio. We thank him for his dedication to the company during these last four years. We welcome on board Mr. Charles Dehelly, who has demonstrated his track record in managing international high-tech businesses in challenging environments. His appointment will allow to strengthen the management of the company.”

About Equant

Equant (NYSE: ENT) (Euronext Paris: EQU) is a recognized industry leader in global communications infrastructure services for multinational businesses. Equant combines its network expertise - including unmatched seamless network reach in 220 countries and territories and local support in approximately 165 countries - with its expanded services capabilities to provide global, integrated and customized communication services to enable its customers key business processes. Equant serves thousands of the world's top companies, with the industry's most extensive portfolio of communications services and network solutions, including the market-leading IP VPN used by nearly 1,300 global businesses. Equant, a subsidiary of France Telecom, was named Best Global Carrier 2003 and Best Managed Service 2003 at the World Communication Awards and consistently leads industry surveys in corporate user satisfaction.

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This release may contain projections or other forward-looking statements related to Equant that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Equant with the SEC, specifically the most recent filing on SEC Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including, among other things, risks relating to our history of operating losses, the unpredictability of growth in our industry, the fact that the interests of France Telecom, our largest shareholder, may differ from the interests of our other shareholders, changing technology, uncertain and changing regulatory restrictions, currency fluctuations, dependence on suppliers, network security issues, intense competition, in our industry, and volatility of our stock price. All forward-looking statements are based on information available to Equant on the date hereof, and Equant assumes no obligation to update such statements.

CONTACTS:

Equant Media Relations	Equant Investor Relations
Global and Europe Frédéric Gielec +33 1 46 46 2189 frederic.gielec@equant.com	Europe Ashley Rayfield +44 208 321 4581 ashley.rayfield@equant.com

North and Latin America Elizabeth Mayeri +1 212 332 2115 elizabeth.mayeri@ftna.com	France Isabelle Guibert +33 1 46 46 99 53 isabelle.guibert@equant.com

Asia Pacific Australasia Shirley Ng +65 6335 6730 shirley.ng@equant.com

Online Pressroom htt://www.equant.com/press